SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 04, 2007, of Director/PDMR Shareholding

SCOTTISH POWER PLC

NOTIFICATION OF A TRANSACTION OF A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

Scottish Power plc ("the Company") announces that on 4 April 2007, Susan Reilly, exercised awards under the Executive Share Option Plan 2001, over a total of
83,334 shares, granted on 21 August 2001, 2 May 2002 and 10 May 2003, at option prices of £4.83, £4.06 and £3.7625 per share respectively. Subsequently 83,334
Ordinary Shares of 42p each, arising from these exercises, were sold at £8.15 per share.

Susan Reilly also exercised awards under the ScottishPower Long Term Incentive
Plan over a total of 15,330 shares. Subsequently 15,330 Ordinary Shares of 42p each, arising from these exercises, were sold at £8.15 per share.

As a result, Susan Reilly's total interest in the Ordinary share capital of
Scottish Power plc is 18,182 shares, representing less than 1% of the issued share capital of the Company.

Sheelagh Duffield, Company Secretary
Telephone: 0141 636 4544
4 April 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 04, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary